

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 4, 2020

Tony Xu
Chief Executive Officer and Director
DoorDash, Inc.
303 2nd Street, South Tower, 8th Floor
San Francisco, California 94107

      Re: DoorDash, Inc.
          Amendment No. 1 to Registration Statement on Form S-1
          Filed November 30, 2020
          Amendment No. 2 to Registration Statement on Form S-1
          Filed December 4, 2020
          File No. 333-250056

Dear Mr. Xu:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1, filed November 30, 2020

Business
Our Offerings
Offerings for Merchants, page 183

1.   We note your amended disclosure regarding two new offerings for merchants, Self-Delivery and DoorDash Storefront. Please briefly describe, if material, how you charge commissions and fees to merchants for use of these offerings, if different than commissions and fees charged for other offerings.

General

2.   We note your disclosure that you have a multi-class structure including Class A, Class B, and Class C common shares, and that, upon the completion of this offering, no shares of Class C common stock will be issued and outstanding. Please amend your disclosure to clarify the purpose of the Class C common stock, and how the issuance of Class C stock accomplishes this purpose. Please also describe the impact of future issuances of the Class C shares on the voting and economic power of Class A and Class B holders, and the types of transactions and/or classes of individuals to whom you eventually plan to issue such shares, including whether you have any current plans to issue Class C common shares. In addition, please revise your risk factor disclosure to include a detailed discussion of the material risks relating to any future issuances of Class C shares, including, but not limited to, the potential conflict of interest presented by a misalignment of the Class B holders' voting control and economic interest. In this regard, it appears that any issuance of Class C shares will effectively reduce the Class B holders' economic interests, while the voting control of the Class B shares will not be affected. Please make conforming changes to your Prospectus Summary, including a description of the purpose and material risks of such structure.

3.   We note that you include quotes from merchants, consumers, and dashers. Please revise your filing to disclose whether these quotes were solicited by you, and advise whether the individuals you have identified have consented to their quotes being disclosed in your filing.

Amendment No. 2 to Registration Statement on Form S-1, filed December 4, 2020

Attractive Cohort Trends
Our historical consumer cohorts exhibit repeat behavior, which drives an increasing proportion of our Marketplace GOV, page 113

4.   We note your disclosure in the graphic on page 114 that, in the third quarter ended September 30, 2020, Marketplace GOV from new consumers represented approximately 14% of your marketplace GOV. However, it appears that you have removed the numbers from your y axis quantifying the Marketplace GOV for new and repeat consumers. To provide context for investors regarding the Marketplace GOV data presented in the chart, please label your y axis to clearly show the dollar increase in Marketplace GOV for the periods presented in the graphic. Alternatively, to provide context for investors regarding the growth in your Marketplace GOV due to new and existing customers, please amend your filing to provide narrative disclosure describing the dollar value of Marketplace GOV attributable to new and existing customers, respectively, for the periods presented in the graphic.

5.   Please tell us whether the significant increase in Marketplace GOV from new customers for the quarter ended September 30, 2020 has had any effect on your conclusion that you have a "massive untapped opportunity" for growth through the acquisition of new

customers, and if so, amend your disclosure accordingly. As a related matter, please add risk factor disclosure, if material, that your growth estimates for new and existing consumers could be affected by consumers using multiple email addresses to complete orders on your platform. In this regard, we note your disclosure on page 6 that "[i]f a consumer had accounts under two different email addresses, and such consumer completed orders using both accounts during the measurement period, such consumer's activity would be counted as two separate consumers."

You may contact James Giugliano at (202) 551-3319 or Theresa Brillant at (202) 551-3307 if you have questions regarding comments on the financial statements and related matters. Please contact Katherine Bagley at (202) 551-2545 or Lilyanna Peyser at (202) 551-3222 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Rezwan D. Pavri